

Mail Stop 3561

March 20, 2007

Mr. L. Robert Johnston, Jr.
Chief Financial Officer
Tutogen Medical, Inc.
13709 Progress Boulevard
Alachua, Florida 32615

> **Re: Tutogen Medical, Inc.**
> **Response letter dated March 2, 2007 regarding**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **File No. 333-139738**
> **File No. 1-16069**

Dear Mr. Johnston:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements, page F-2
Note 9 – Revolving Credit Arrangements and Short Term Borrowings, page F-14

We have carefully reviewed your response to prior comment 1 regarding equity classification of the value of your warrants issued June 30, 2006. We note from your response letter that: the warrants are exerciseable for three years starting June 30, 2006 and

may be exercised by cash payment (physical settlement) during that period; after June 30, 2007 if there is no effective registration statement, the warrants may also be exercised on a cashless basis (net share settlement) and the holder can choose between the two methods; after June 30, 2009 the warrants will be automatically exercised on a cashless basis (net share settlement). Although these provisions explain the likely results for the warrant holders, they do not address whether the company may be required to net cash settle the warrants at any time that is not expressly addressed in Section 2, or under any circumstances that are not expressly addressed in Section 2. Even the remote possibility of a net cash settlement would require the warrants to be classified as a liability under the guidance in EITF 00-19. The agreement describes how the warrant may be exercised after June 2007 if there is no effective registration statement but it is silent as to whether an effective registration statement was required to exercise warrants during the period preceding June 2007. Please explain whether an effective registration statement is required at all in order for a warrant holder to exercise warrants and tell us where language to that effect is specified in the warrant agreement. The staff has concluded that where an effective registration statement must be on file with the Commission in order for warrant holders to exercise warrants and the agreement is silent with respect to how the warrants are to be settled in the event no effective registration statement is available, net cash settlement is presumed and the warrants must be classified as liabilities. Please advise how you have considered this guidance in evaluating the classification of your warrants as equity, or revise as appropriate.

Form 10-K for the year ended September 30, 2006

The company's other Exchange Act filings including your annual report on Form 10-K should be revised as necessary to comply with prior comments and the above comments.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Maureen Bauer at 202-551-3237 or the undersigned at 202-551-3871 if you have questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Emerging Growth
Companies

cc: William J. Schifino, Sr., Esq.
     Fax: 813-221-7335